# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIDEWATER INC, CIK 0000098222
CUSIP: 88642R109
Title of class of securities: Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 842 West Sam Houston Parkway North, Suite 400, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/13/2024
Filed by CIK 0001105838
Persons authorized to receive notices and communications: Robert Robotti, c/o Robotti & Company, Incorporated, 125 Park Avenue, Suite 1607, New York, New York (NY), 10017, 212-986-4800

## Reporting persons
- ROBOTTI ROBERT (CIK 0001105838): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 148,431; shared voting power 2,451,049; sole dispositive power 148,431; shared dispositive power 2,451,049; aggregate amount beneficially owned 2,599,480 (5% of the class)
- Robotti & Company, Incorporated: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,448,049; sole dispositive power 0; shared dispositive power 2,448,049; aggregate amount beneficially owned 2,448,049 (4.7% of the class)
- Robotti & Company Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,445,224; sole dispositive power 0; shared dispositive power 2,445,224; aggregate amount beneficially owned 2,445,224 (4.7% of the class)
- Robotti Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,825; sole dispositive power 0; shared dispositive power 2,825; aggregate amount beneficially owned 2,825 (1% of the class)
- Suzanne Robotti: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 33,500; shared voting power 3,000; sole dispositive power 33,500; shared dispositive power 3,000; aggregate amount beneficially owned 36,500 (1% of the class)
- Ravenswood Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,881,874; sole dispositive power 0; shared dispositive power 1,881,874; aggregate amount beneficially owned 1,881,874 (3.6% of the class)
- The Ravenswood Investment Company L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,143,117; sole dispositive power 0; shared dispositive power 1,143,117; aggregate amount beneficially owned 1,143,117 (2.2% of the class)
- Ravenswood Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 738,757; sole dispositive power 0; shared dispositive power 738,757; aggregate amount beneficially owned 738,757 (1.4% of the class)
- Suzanne and Robert Robotti Foundation, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value Per Share
Name of issuer: TIDEWATER INC
Address of issuer's principal executive offices: 842 West Sam Houston Parkway North, Suite 400, Houston, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing:
(i) Robert E. Robotti ("Robotti")
(ii) Robotti & Company, Incorporated ("ROBT")
(iii) Robotti & Company Advisors, LLC ("Robotti Advisors")
(iv) Robotti Securities, LLC, ("Robotti Securities")
(v) Suzanne Robotti
(vi) Ravenswood Management Company, LLC ("RMC")
(vii) The Ravenswood Investment Company L.P. ("RIC")
(viii) Ravenswood Investments III, L.P. ("RI")
(ix) Suzanne and Robert Robotti Foundation, Inc. ("Robotti Foundation")
Residence or business address: 125 Park Avenue, Suite 1607, New York, NY 10017
Present principal occupation or employment:
(i) Robotti, serving as president and treasurer of ROBT and is Managing Director of RMC
(ii) ROBT, parent holding company of Robotti Advisors and Robotti Securities
(iii) Robotti Advisors, is an investment adviser registered under the Investment Advisers Act of 1940, as amended
(iv) Robotti Securities, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act")
(v) Suzanne Robotti, wife of Mr. Robotti/
(vi) RMC, general partner of RIC and RI
(vii) RIC, a private investment partnerships engaged in the purchase and sale of securities for their own accounts
(viii) RI, a private investment partnerships engaged in the purchase and sale of securities for their own accounts
(ix) Robotti Foundation, a nonprofit and nonstock corporation organized pursuant to Section 102 of the General Corporation Law of the State of Delaware and exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and Robotti Foundation is included in Schedule A hereto, which is incorporated by reference herein. ROBT is the Manager and sole member of Robotti Advisors and Robotti Securities.
Criminal convictions in the last five years: None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Exhibit A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Exhibit A, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Robotti, a United States citizen
(ii) ROBT, a New York corporation
(iii) Robotti Advisors, a New York limited liability company
(iv) Robotti Securities, a New York limited liability company
(v) Suzanne Robotti, a United States citizen
(vi) RMC, a New York limited liability company
(vii) RIC, a Delaware limited partnership
(viii) RI, a New York limited partnership
(ix) Robotti Foundation, organized pursuant to Section 102 of the General Corporation Law of the State of Delaware and exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 148,431 shares of Common Stock directly beneficially held by Mr. Robotti is approximately $3,619,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 563,350 shares of Common Stock directly beneficially held by Robotti Advisors (excluding shares beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $13,767,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Robotti Advisors (other than those directly held by RIC and RI and disclosed below) were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,825 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $69,000 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Securities were paid for using its working capital and the personal funds of its discretionary customers.

The aggregate purchase price of the 33,500 shares of Common Stock directly beneficially held by Ms. Suzanne Robotti is approximately $428,000 (including brokerage fees and expenses). All of the shares of Common directly beneficially held by Ms. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 1,143,117 shares of Common Stock directly beneficially held by RIC is approximately $18,018,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 738,757 shares of Common Stock directly beneficially held by RI is approximately $13,696,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Robotti serves on the Board of Directors of the Issuer and on the Compensation and Human Capital Committee and the Nominating and Governance of the Board of Directors.

The Reporting Persons are long-term, buy-and-hold investors. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, business and market conditions, the Reporting Persons' continuing evaluation of the business and prospects of the Issuer, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future purchase additional securities of the Issuer or sell some or all of their securities of the Issuer.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein and except to the extent that such matters are the result of Mr. Robotti acting in his capacity as a Director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Exhibit 2
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit 2
Transactions in the class effected during the past sixty days: See Exhibit 2
Other persons with the right to receive dividends or sale proceeds: See Exhibit 2
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Exhibit 2

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 20, 2024 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This filing includes the following exhibits:

1.Table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

2.Item 5. Interest in Securities of the Issuer

3.Joint Filing Agreement dated as of December 20, 2024 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, the Ravenswood Investment Company L.P., Ravenswood Investments III, L.P. and Suzanne and Robert Robotti Foundation, Inc.

## Signatures
- ROBOTTI ROBERT: /s/ Robert E. Robotti, ROBOTTI ROBERT (12/20/2024)
- Robotti & Company, Incorporated: /s/ Robert E. Robotti, Robotti & Company, Incorporated (12/20/2024)
- Robotti & Company Advisors, LLC: /s/ Robert E. Robotti, Robotti & Company Advisors, LLC (12/20/2024)
- Robotti Securities, LLC: /s/ Robert E. Robotti, Robotti Securities, LLC (12/20/2024)
- Suzanne Robotti: /s/ Suzanne Robotti, Suzanne Robotti (12/20/2024)
- Ravenswood Management Company, LLC: /s/ Robert E. Robotti, Ravenswood Management Company, LLC (12/20/2024)
- The Ravenswood Investment Company L.P.: Ravenswood Management Company, LLC, General Partner, The Ravenswood Investment Company L.P. (12/20/2024)
- Ravenswood Investments III, L.P.: Ravenswood Management Company, LLC, General Partner, Ravenswood Investments III, L.P. (12/20/2024)
- Suzanne and Robert Robotti Foundation, Inc.: /s/ Robert E. Robotti, Suzanne and Robert Robotti Foundation, Inc. (12/20/2024)